PROSPECTUS SUPPLEMENT

(To Prospectus Supplements Dated April 15, 2024, May 3, 2024 and June 12, 2024, to Prospectus Dated March 26, 2024)

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-276938

Up to $1,446,737

Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated March 26, 2024, filed as a part of our registration statement on Form S-3 (File No. 333-276938), or Registration Statement, as supplemented by our prospectus supplements, dated April 15, 2024, May 3, 2024 and June 12, 2024, or the Prior Prospectuses, relating to the offering, issuance and sale by us of our common stock, par value $0.00001 per share (the “Common Stock”), from time to time that may be issued and sold under the at the market offering agreement, or the Sales Agreement, dated April 15, 2024, by and between us and H.C. Wainwright & Co., LLC, or Wainwright, as sales agent. This prospectus supplement should be read in conjunction with the Prior Prospectuses, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses.  This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses, and any future amendments or supplements thereto.

We are filing this prospectus supplement to amend the Prior Prospectuses to update the maximum amount of shares we are eligible to sell under our Registration Statement pursuant to General Instruction I.B.6 of Form S-3. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $1,446,737 from time to time through Wainwright, which does not include the shares of common stock having an aggregate sales price of approximately $2,466,604 that were sold pursuant to the Prior Prospectuses to date. In the event that we may sell additional amounts under the Sales Agreement in accordance with General Instruction I.B.6, we will file another prospectus supplement prior to making such additional sales.

As of the date of this prospectus supplement, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was approximately $22,315,032, which was calculated based on 22,700,948 shares of our outstanding common stock held by non-affiliates at a price of $0.983 per share, the closing price of our common stock on the Nasdaq Capital Market on May 24, 2024. During the 12 calendar months prior to, and including, the date of this prospectus supplement, we sold securities with an aggregate market value of approximately $5,991,606 pursuant to General Instruction I.B.6 of Form S-3.

Our common stock is listed on the Nasdaq Capital Market under the symbol “LUCY.” On July 9, 2024, the last reported sale price of our common stock on the Nasdaq Capital Market was $0.38 per share.

On July 8, 2024, we filed with the Florida Secretary of State a Certificate of Amendment to Articles of Incorporation (the “Certificate of Amendment”) which will be effective on July 16, 2024 to effect a one-for-twenty (1:20) reverse stock split (the “Reverse Stock Split”) of the shares of our Common Stock. The Reverse Stock Split was approved by our stockholders at a general meeting on July 8, 2024.

As a result of the Reverse Stock Split, every twenty (20) shares of issued and outstanding Common Stock will be automatically combined into one (1) issued and outstanding share of Common Stock, without any change in the par value per share. No fractional shares will be issued as a result of the Reverse Stock Split and any fractional shares resulting from the Reverse Stock Split will be rounded up to the nearest whole share. Based on the number of shares of Common Stock outstanding as of the date hereof, following the Reverse Stock Split, the number of shares of Common Stock outstanding will be reduced from 27,890,033 shares to approximately 1,394,502 shares. The shares of Common Stock underlying our outstanding stock options and warrants will be similarly adjusted along with corresponding adjustments to their exercise prices. The number of authorized shares of Common Stock under the Articles of Incorporation will remain unchanged.

Our transfer agent, VStock Transfer LLC, is the exchange agent for the Reverse Stock Split and will correspond with stockholders of record regarding the Reverse Stock Split. Stockholders owning shares via a broker or other nominee will have their positions automatically adjusted to reflect the Reverse Stock Split. The Common Stock will begin trading on a Reverse Stock Split-adjusted basis as of July 18, 2024. The ticker symbol for our Common Stock will remain “LUCY”.

As previously disclosed, the Listing Qualifications Department of The Nasdaq Stock Market LLC advised us that we need to regain compliance by July 30, 2024 with Nasdaq Listing Rule 5550(a)(2), which sets forth the minimum bid price requirement for continued listing on the Nasdaq Capital Market (the “Minimum Bid Requirement”). As a result of the Reverse Stock Split, in the event that our common stock trades over $1.00 per share, for each of the trading days commencing on July 18, 2024, then we would regain compliance with the Minimum Bid Requirement on the close of business on July 31, 2024. There can be no assurance that we will regain compliance with the Minimum Bid Requirement.

Investing in the offered securities involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 9 of the prospectus, and in the risks discussed under similar headings in the documents incorporated by reference in this prospectus supplement and the prospectus, as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

H.C. Wainwright & Co.

The date of this prospectus supplement is July 11, 2024